UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2014

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Embraer Releases 20-Year Market Outlook Projecting 6,250 New Jet Deliveries in the 70 to 130-Seat Segment

Farnborough, UK, July 14th, 2014 – Embraer has released its Market Outlook 2014-2033 which details the Company’s forecast for deliveries of new 70 to 130-seat jet aircraft over the next twenty years. The report examines the main drivers contributing to air transport growth and reviews projected deliveries by world region.

The Market Outlook identifies a potential need for 6,250 jet aircraft in the 70 to 130-seat capacity category (2,300 units in the 70 to 90-seat segment and 3,950 units in the 90 to 130-seat segment). Replacement of ageing aircraft is expected to represent 56% of new deliveries and 44% will support market growth. The world fleet-in-service of jets with up to 130 seats will increase from 3,850 aircraft in 2013 to 6,580 by 2033. The value of all deliveries is approximately USD 300 billion (list price).

70 to 130-Seat Jet Deliveries - Forecast by Region

Region	Deliveries	Share
North America	2,010	32%
Europe	1,140	18%
China	1,020	17%
Latin America	700	11%
Asia Pacific	520	8%
CIS	380	6%
Middle East	250	4%
Africa	230	4%
World (2014-2033)	6,250

Embraer expects jets in the 70 to 130-seat category to sustain hub-and-spoke efficiency, to complement narrow-body operations, to provide an optimal balance of frequency and seats, and to encourage new market development with lower-risk, incremental capacity.  Those roles will generate significant demand for new aircraft in the segment.

Embraer foresees worldwide demand for air transport, measured by revenue passenger kilometers (RPKs), increasing an average of 4.8% annually through 2033. By then, demand is expected to reach 13.6 trillion RPKs for all commercial aviation segments.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

By region, the Middle East and China are expected to lead with annual RPK growth of 7.1% and 6.8% respectively, followed by Latin America at 6.0%. We believe that Asia Pacific, the CIS (Commonwealth of Independent States) and Africa will each have growth rates of around 5%. Because they are more mature markets, Europe (3.9%) and North America (2.7%) are expected to grow more slowly.  By 2033, Asia Pacific and China will be the largest air travel markets in the world, accounting in the aggregate for an estimated 40% of total global RPKs. Comparatively, Europe and North America will generate 36% of world demand.

ABOUT EMBRAER’S MARKET OUTLOOK

Since the 1st. edition of Embraer’s Market Outlook was published in 2004, the company’s analysts have continuously refined their forecast models in order to identify and predict future trends. The process consists of two main steps: a traffic demand forecast by region based on econometric models, and a forecast of new aircraft deliveries.

The 2014-2033 Embraer Market Outlook is available at

http://www.embraercommercialaviation.com/Pages/Market-Info.aspx?Category=Market Outlook

Follow us on Twitter: @EmbraerSA

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 130 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. These projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that relate to, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products and buyers' capacity to complete purchases on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 14, 2014

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer